Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust, Inc.
We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940, that BNY Mellon Funds Inc., which is comprised of BNY Mellon Asset Allocation Fund, BNY Mellon
New York Intermediate Tax Exempt Fund, BNY
Mellon Income Stock Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY Mellon
Pennsylvania Intermediate Municipal Bond Fund,
BNY Mellon National Short-Term Municipal Bond
Fund, BNY Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon Municipal
Opportunities Fund, BNY Mellon Midcap Multi-
Strategy Fund, BNY Mellon Large Cap Stock
Fund, BNY Mellon International Appreciation
Fund, BNY Mellon Small Cap Multi-Strategy Fund,
BNY Mellon Focused Equity Opportunities Fund,
BNY Mellon Large Cap Market Opportunities
Fund, BNY Mellon Small Mid/Cap Multi-Strategy
Fund, BNY Mellon Tax-Sensitive Large Cap Multi-
Strategy Fund, BNY Mellon National Municipal
Money Market Fund, BNY Mellon Money Market
Fund, BNY Mellon Short-Term U.S. Government
Securities Fund, BNY Mellon Intermediate Bond
Fund, BNY Mellon Bond Fund, BNY Mellon
Corporate Bond Fund BNY Mellon International
Fund, BNY Mellon Emerging Markets Fund and
BNY Mellon International Equity Income Fund,
(collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-
2 under the Investment Company Act of 1940 as of August 31, 2014, and from May 31, 2014 through
August 31, 2014, with respect to securities reflected in the investment accounts of the Funds.
Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
August 31, 2014, and with respect to agreement of
security purchases and sales, for the period from
May 31, 2014 (the date of the Funds' last
examination), through August 31, 2014:
1.	Obtained The Bank of New York Mellon's
(the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation between the Funds'
accounting records and the Custodian's
records as of August 31, 2014;
4.	Agreement of pending purchase activity for
the Funds as of August 31, 2014 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Funds as of August 31, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five purchases
and five sales from the period May 31, 2014
(the date of the Funds' last examination)
through August 31, 2014, from the books
and records of the Funds to the bank
statements noting that they had been
accurately recorded and subsequently
settled;
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report ("SOC
1 Report") for the period September 1, 2013
to June 30, 2014 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from July 1, 2014 through
August 31, 2014. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
2014, and from May 31, 2014 through August 31,
2014, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the BNY Mellon Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
December 22, 2014



December 22, 2014

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company
Act of 1940

Management of BNY Mellon Funds Trust
comprised of BNY Mellon Asset Allocation Fund,
BNY Mellon New York Intermediate Tax Exempt
Fund, BNY Mellon Income Stock Fund, BNY
Mellon National Intermediate Municipal Bond
Fund, BNY Mellon Pennsylvania Intermediate
Municipal Bond Fund, BNY Mellon National
Short-Term Municipal Bond Fund, BNY Mellon
Massachusetts Intermediate Municipal Bond Fund,
BNY Mellon Municipal Opportunities Fund, BNY
Mellon Midcap Multi-Strategy Fund, BNY Mellon
Large Cap Stock Fund, BNY Mellon International
Appreciation Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon Focused Equity
Opportunities Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon Small
Mid/Cap Multi-Strategy Fund, BNY Mellon Tax-
Sensitive Large Cap Multi-Strategy Fund, BNY
Mellon National Municipal Money Market Fund,
BNY Mellon Money Market Fund, BNY Mellon
Short-Term U.S. Government Securities Fund,
BNY Mellon Intermediate Bond Fund, BNY
Mellon Bond Fund, BNY Mellon Corporate Bond
Fund BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund and BNY Mellon
International Equity Income Fund, (collectively, the
"Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of August 31, 2014 and from May31, 2014 through August 31, 2014.
Based on the evaluation, Management asserts that the Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
2014 and from May 31, 2014 through August 31,
2014 with respect to securities reflected in the investment accounts of the Funds.
BNY Mellon Funds Trust

Jim Windels
Treasurer

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